

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

James O'Rourke
Chief Executive Officer
Powerdyne International, Inc.
45 North Main Street
North Reading, MA 01864

      Re: Powerdyne International, Inc.
           Amendment No. 2 to Registration Statement on Form 10
           Filed December 28, 2020
           File No. 000-53259

Dear Mr. O'Rourke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 8, 2020.

Amendment No. 2 to Registration Statement on Form 10

Financial Statements
Statements of Operations, page F-5

1.   We note your response to comment 3. We also note that cryptocurrency mining equipment is used primarily to mine SIA coins, for which revenue appears to be recognized when converted to US dollars and other currencies. Please revise your income statement presentation to report depreciation of cryptocurrency mining equipment within Cost of revenue.

Asset held for Sale, page F-10

2.   Please disclose how you present unrealized gains or losses from your SIA coin holdings in the Statements of Operations.

4. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

3.   We note on page 7 that "since July 2019 we have not converted any coins to US $ or any other currency or Crypto Currency and continue to hold them in the company's digital wallet." Please disclose how you earned and measured revenues through July 2019. Also clarify what your basis was for the recognition and measurement of revenues for the remainder of 2019 and through 2020. Revise your disclosure hereunder and on page F-29 as appropriate.

        If applicable, please disclose if you have earned mining transaction fees and block rewards and how you accounted for them in the financial statements.

General

4.   We note your revised disclosure that the SIA coins may be redeemed for cash at any time. Please disclose how the exchange rate will be determined for the SIA coins. Clarify whether the mined coins you sold in 2019 were SIA coins and, if so, disclose the amount of funds you generated from the sale.

5.   Please include a discussion of your current storage and custodial practices with respect to the SIA tokens including how you intend to validate the existence, exclusive ownership, and software functionality of private digital asset keys and other ownership records. Discuss any challenges you may face in addressing threats of a cybersecurity breach.

6.   Please provide a description of the process and framework the company will use in managing its digital assets to limit its investment holdings that constitute securities to less than 40% of total assets to avoid registration and reporting under the Investment Company Act of 1940. You should discuss how the company will determine whether the SIA tokens are a security and who will make such determination. Please include in your analysis how you will be able to limit your holdings to less than 40% of total assets in light of the volatility of digital assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett